United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale announces dividends and the cancellation of treasury shares

Rio de Janeiro, February 24, 2022 – Vale S.A ("Vale", "Company") informs that its Board of Directors approved the distribution of dividends to shareholders of R$ 3.701840165 per share, that, merely as a reference would be equivalent to US$ 3.5 billion (US$ 0.73 per share)[1]. The amount distributed was calculated based on the December 31, 2021, balance sheet, considering our Shareholder Remuneration Policy and including an extraordinary dividend of US$ 0.7 billion.

The payment will take place on March 16, 2022, according to the following criteria:

1. The record date for holders of Vale's shares traded on B3 will be on March 8, 2022, and for holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") will be on March 10, 2022.

2. Vale shares will start trading ex-dividend on the B3 and NYSE from March 9, 2022.

3. The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, as of March 23, 2022.

The dividends per share will vary slightly due to the share buyback and the payment of long-term compensation ("Matching") to Vale's executives, changing the number of outstanding shares. The Company will publish a new Notice to Shareholders informing the final amount per share.

Vale also informs that the Board of Directors approved the cancellation of 133,418,347 common shares, representing 41% of the shares currently held in treasury.

As a result of the cancellation, Vale's capital stock will be comprised of 4,999,040,051 common shares and 12 special class preferred shares, all without nominal value. Vale's bylaws will be adjusted to reflect the new number of shares in due course.

Management reinforces its intention to hold only the necessary shares in treasury to support Vale's compensation plans and cancel the remaining shares once the necessary profit reserves are available.

The current share buyback program, approved on October 28, 2021, remains in effect, subject to current legislation limits.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1]Considering exchange rate (PTAX) of R$/US$ 5,0997 on Feb 21, 2022, and the shares outstanding on Jan 31, 2022.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 24, 2022		Head of Investor Relations